[LETTERHEAD OF DIASENSE, INC.]


March 13, 2008

Securities and Exchange Commission
Division of Corporate Division
100 F Street, NE
Washington, D.C. 20549

ATTN: Tom Jones

     RE: Diasense, Inc.
         Revised Preliminary Information Statement
         Filed: February 14, 2008
         File No.: 0-26504

Dear Mr. Jones,


     This letter is in further response to your letter of February 25, 2008 and the telephone conference on March 11, 2008 with Assistant Director Peggy A. Fisher and you regarding the above referenced matter. The numbered responses below correspond to the numbers in your letter. For your convenience, we are including the original paragraph or section to which a comment relates immediately followed by a redlined version of the proposed revision of the relevant paragraph or section.


PREVIOUS CORPORATE ACTIONS, PAGE 3


     1. With respect to our previous response to comment 2 of your February 25, 2008 letter, we have revised the Information Statement to clarify the information specified in our March 4, 2008 response to your letter.


PREVIOUS CORPORATE ACTIONS

The Board's first elected to reverse split the stock 100,000 to 1 with an automatic roundup to 100 shares which would have accomplished the desired reconfiguration of the stockholder base. However, the announcement of the action by filing of the Company's Preliminary Information Statement caused speculation in the stock. Speculators purchased one share in an attempt to gain entry to the reorganization. The Board contacted the OTCBB and inquired as to the possibility of stopping trading in the Company's stock; however, there was no mechanism in place for Management to stop trading in the stock for brief periods. The net
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Securities and Exchange Commission
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3/13/2008


result of the buying by opportunistic speculators would have been to dilute the stockholder base. As a result, Management determined to abandon the reverse split of 100,000:1. Thereafter, in furtherance of its goal to make the Company's capital structure more affective to prospective business ventures, the Board, after reviewing a listing of stockholders' positions, decided on 12,500 to 1 reverse split with fractional shares paid $.05 which was completed on December 3, 2007. As a result of this action the number of stockholders decreased from approximately 525 to 356 and the bid price of the stock increased to $100 per share. The reduction in the total number of outstanding shares also acted to reduce the trading in the common stock and the ability of speculators to dilute the stockholder base. Management does not believe similar speculation can occur with respect to this proposed action as the recently completed 1 for 12,500 share reverse split effectively reduced the number of shares outstanding which reduced the number of shares available for purchase in the market thus effectively eliminating the possibility of such speculation.

--------------------------------------------------------------------------------

PREVIOUS CORPORATE ACTIONS


The Board's first elected to reverse split the stock 100,000 to 1 with an automatic roundup to 100 shares which would have accomplished the desired reconfiguration of the stockholder base as described below. However, the announcement of the action by filing of the Company's Preliminary Information Statement caused speculation in the stock. Speculators purchased one share in an attempt to gain entry to the reorganization. The Board contacted the OTCBB and inquired as to the possibility of stopping trading in the Company's stock; however, there was no mechanism in place for Management to stop trading in the stock for brief periods. The net result of the buying by opportunistic speculators would have been to dilute the stockholder base. As a result, Management determined to abandon the reverse split of 100,000:1. Thereafter, in furtherance of its goal to make the Company's capital structure more affective to prospective business ventures, the Board, after reviewing a listing of stockholders' positions, decided on 12,500 to 1 reverse split with fractional shares paid $.05 which was completed on December 3, 2007. As a result of this action the number of stockholders decreased from approximately 525 to 356. The reduction in the total number of outstanding shares also acted to reduce the trading in the common stock and the ability of speculators to dilute the stockholder base. Management does not believe similar speculation can occur with respect to this proposed action as the recently completed 1 for 12,500 share reverse split effectively reduced the number of shares outstanding which reduced the number of shares available for purchase in the market thus effectively eliminating the possibility of such speculation. Although, from time to time, there have been bids from market makers, there have been no reported trades in our common stock since the previous reverse split.

Management's goal in the restructuring of the Company's shareholder base is to create a shareholder configuration in which, after the conclusion of the described corporate action of a 1:5 reverse stock split with fractional shares rounded up to the nearest whole share immediately followed by 100:1 forward split, no individual shareholder (other than present Management) holds more than 1000 shares of free trading common stock.

We have disclosed in the Security Ownership of Management and Principal Stockholders section the number of shares which will be held by Mr. Little as a result of the 1:5 reverse split and the subsequent 100:1 forward split. With

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Securities and Exchange Commission
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3/13/2008



respect to your statement in comment 2 regarding "reconfiguration" we refer you to the discussion in the Previous Corporate Actions section above with respect to Management's goal of having no individual shareholder own more than 1000 shares of free trading common stock. Management believes that the described reconfiguration of the shareholder base will best enable the Company to attract a merger partner and consummate a transaction in the future if no shareholders (other than present Management) own more than 1000 free trading shares of common stock and therefore the proposed action is required in the best interest of the Company.


SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

     The following table sets forth as of the Record Date, the name of each shareholder and the number of voting shares of the Company, $.001 par value, held of record or known by the Registrant to own beneficially more than 5% of the Company's voting shares issued and outstanding, and the name and shareholdings of each officer and director individually and of all officers and directors as a group. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                   Amount and Nature
Title of     Name and Address of    of Beneficial     Percentage     Percent of
 Class       Beneficial Owner (1)     Ownership        of Class    Voting Shares
 -----       --------------------     ---------        --------    -------------

Common     Glenn A. Little (2)(3)        888             55.6%          55.6%
           211 West Wall Street
           Midland, Texas 79701

Common     Officers, Directors and       888             55.6%          55.6%
           Nominees as a Group:
           1 person

----------
1) For purposes of this table, a beneficial owner is one who, directly or indirectly, has or shares with others (a) the power to vote or direct the voting of the Common Stock (b) investment power with respect to the Common Stock which includes the power to dispose or direct the disposition of the Common Stock.

(2)  Sole Officer and Director of the Company

(3) Mr. Little also holds warrants to purchase 500,000 shares of the Company's common stock at $.10 per share
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Securities and Exchange Commission
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3/13/2008


--------------------------------------------------------------------------------

SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

     The following table sets forth as of the Record Date, the name of each shareholder and the number of voting shares of the Company, $.001 par value, held of record or known by the Registrant to own beneficially more than 5% of the Company's voting shares issued and outstanding, and the name and shareholdings of each officer and director individually and of all officers and directors as a group. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.


                                   Amount and Nature
Title of     Name and Address of    of Beneficial     Percentage     Percent of
 Class       Beneficial Owner (1)     Ownership        of Class    Voting Shares
 -----       --------------------     ---------        --------    -------------

Common     Glenn A. Little (2)(3)(4)     888             55.6%          55.6%
           211 West Wall Street
           Midland, Texas 79701

Common     Officers, Directors and       888             55.6%          55.6%
           Nominees as a Group:
           1 person


----------
1) For purposes of this table, a beneficial owner is one who, directly or indirectly, has or shares with others (a) the power to vote or direct the voting of the Common Stock (b) investment power with respect to the Common Stock which includes the power to dispose or direct the disposition of the Common Stock.

(2)  Sole Officer and Director of the Company

(3) Mr. Little also holds warrants to purchase 500,000 shares of the Company's common stock at $.10 per share


(4) As a result of the reverse split, Mr. Little will own 178 shares. As a result of the subsequent forward split, Mr. Little will own 17,800 shares.
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Securities and Exchange Commission
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3/13/2008


     2. With respect to our previous response to comment 3 specified in our March 6, 2008 response to your February 25, 2008 letter, please see the revised "Previous Corporate Actions" section above.


We hereby acknowledge that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You are hereby authorized to forward a copy of your response directly to Company's counsel, Steven L. Siskind, 645 Fifth Ave, Suite 403, New York, NY 10022, Tel. (212) 750-2002, Fax (212) 838-7982.

Very truly yours,

Diasense, Inc.



By: /s/ Glenn A. Little
   ------------------------------
   Glenn A. Little, President